Vasogen Inc.

Contacts:

Glenn Neumann, Director of Investor Relations             Justin Jackson (Media)
2155 Dunwin Drive                                     Raj Punwaney, M.D., M.B.A.
Mississauga, ON, Canada L5L 4M1                                      (Investors)
tel: (905) 569-2265   fax: (905) 569-9231                        Burns McClellan
www.vasogen.com / investor@vasogen.com                            (212) 213-0006
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FOR IMMEDIATE RELEASE

             William R. Grant to Chair Vasogen's Board of Directors

Toronto, Ontario (March 8, 2001) -- Vasogen Inc. (TSE: VAS; AMEX: MEW) today announced that William R. Grant will succeed William Cochrane, M.D., as Vasogen's Chairman of the Board. Mr. Grant has been a director of the Company since November 1998. Dr. Cochrane, former Chairman and Chief Executive Officer of Connaught Laboratories, served as Chairman since 1995 and will continue on the Board as Vice-Chairman.

"Bill Grant and Bill Cochrane are a superbly qualified team to head Vasogen's Board of Directors," said David Elsley, President and CEO of Vasogen. "Bill
Grant's experience in the funding and development of several major pharmaceutical and healthcare companies makes him a tremendous asset as the Company advances towards commercialization. Bill Cochrane will continue to be instrumental in the rapid development of the Company, which in the past year alone has seen the commencement of new clinical development programs addressing four major disease indications and the raising of over $35 million."

Mr. Grant commented, "I am honored to accept the position of Vasogen's Chairman. The Company's novel approach to immune modulation therapy has the potential to revolutionize the practice of medicine. Working with Dr. Cochrane, I look forward to utilizing my experience to increase our focus in the United States, both in terms of clinical development and in terms of increasing awareness in the healthcare industry and investment community."

Bill Grant is Chairman and Co-Founder of Galen Associates, a U.S. venture capital firm solely committed to the healthcare industry. Since its formation in 1989, the firm has invested in forty-four different healthcare companies. Galen Fund III and some of its general partners are investors in Vasogen.

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                                                      ...page 2, March 8, 2001

Prior to founding Galen, Mr. Grant served as Vice-Chairman of SmithKline Beecham and as President and then Vice-Chairman of Smith Barney. During his tenure at Smith Barney, he participated in the financing of many healthcare companies, including G. D. Searle (now part of Monsanto), A. H. Robins (now American Home Products), Marion Laboratories (now Aventis), American Hospital Supply (now Baxter), and SmithKline Beecham (now Glaxo SmithKline). Mr. Grant currently serves on the Boards of Allergen, Inc., MiniMed, Inc, Ocular Sciences, Inc. Quest Diagnostics, Inc., Massey Energy Co., and Bank Audi USA.

   Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases.
       These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually," or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks, including those associated with the success of research and development programs, the regulatory approval process, competition, and financing capability, are discussed in the Company's current quarterly and annual filings with the Canadian and U.S. securities commissions. The forward-looking statements are made as of the date hereof, and Vasogen disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.